Mail Stop 0407

      							February 1, 2005

Via U.S. Mail and Fax (972-233-9957)
Mr. Harley E Barnes III
Chief Financial Officer
RF Monolithics, Inc.
4441 Sigma Road
Dallas, TX 75244

	RE:	RF Monolithics
      Form 10-K for the fiscal year ended August 31, 2004
		Filed November 18, 2004
		Form 10-Q for the quarterly period ended September 30,
2004
		File No. 000-24414

Dear Mr. Barnes:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended August 31, 2004

Item 6. Selected Financial Data, page 13
Statements of Operations, page F-4

1. We refer to your presentation of gross profit. If the captions "cost of sales" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, revise your presentation to either reclassify the applicable depreciation to "cost of sales" or remove the caption "gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of sales."

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

      Product Line Sales Trends, page 19

2. We note that average selling prices have declined for various products due to customers reaching negotiated volume price reductions. Please tell us how you account for the negotiated volume price reductions and the basis for your accounting. Include in your response references to the appropriate accounting literature.

Statements of Cash Flows, page F-6

3. Delete the sub-totals since they are not required under SFAS
95.

Form 10Q for the Quarterly Period Ended November 30, 2004

Condensed Statement of Operations-Unaudited, page 3

4. Please refer to comment 1 above.



*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
824-5551 or Dean Suehiro, Senior Staff Accountant, at (202) 942-
1894
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Mr. Harley E Barnes III
RF Monolithics, Inc.
February 1, 2005
Page 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE